UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-42834

Regentis Biomaterials Ltd.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, Herzliya 4676652

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On July 9, 2026, the Adjourned Annual General Meeting of Shareholders of Regentis Biomaterials Ltd. (the “Company”) approved each of the fourteen proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, dated May 28, 2026, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on May 28, 2026, as amended by the Amended Notice and Proxy Statement attached as Exhibit 99.1 to the Company’s Form 6-K/A that was furnished to the U.S. Securities and Exchange Commission on June 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: July 9, 2026	/s/ Ehud Geller
Ehud Geller
Chairman and Chief Executive Officer

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